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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                         Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 18, 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              UNILENS VISION INC.
                                              (Registrant)

Date  January 18, 2005                        By      /s/ Alfred W. Vitale
                                                      --------------------
                                              Name:   Alfred W. Vitale
                                              Title:  President

           UNILENS VISION DEBUTS C-VUE(TM) 55 TORIC MULTIFOCAL LENS

 C-VUE 55 TORIC MULTIFOCAL LENS PROVIDES PRESBYOPIC, ASTIGMATIC PATIENTS WITH
                   OPTIMUM VISUAL ACUITY AT EVERY DISTANCE

     LARGO, Fla., Jan. 18 /PRNewswire-FirstCall/ -- Unilens Vision Inc., today announced the launch of a new soft, multifocal toric contact lens that will provide astigmatic patients, who now have presbyopia, with all-day comfort, ease of fit and optimum visual acuity at every distance.

     As the 40 and over "baby boomer" crowd continues to grow, so does the need for better optical solutions to presbyopia and astigmatism. Astigmatism, a condition in which the eye is shaped like a football instead of a baseball, can create symptoms such as blurred vision, eyestrain and double vision. Presbyopia is a condition that develops, usually with age, as eyes gradually lose their ability to focus on objects in the near range. Today, the U.S. presbyopic "baby boomer" population is surpassing 100 million. The new C-VUE 55 Toric Multifocal lens directly addresses the needs of this large and growing market.

     The new lens is manufactured by Unilens' proprietary ALGES computer controlled lathe system, which provides a full range of parameters with complete reproducibility. The front surface contains patented aspheric shifts and power jumps that use Unilens' ray-trace software technology to create the desired power profile.

     Unilens, known in the industry as "The Eye Care Professional's Specialty Contact Lens Company," conducted a clinical patient study for the C-VUE 55 Toric Multifocal. Results of the clinical study were favorable based upon patient and practitioner input involving comfort levels and improved visual acuity.

     "With the continued success of our best-selling, soft C-VUE Multifocal lens, we are very pleased to now offer this advanced technology as a Toric Multifocal," stated Al Vitale, Chief Executive Officer of Unilens Vision Inc. "The addition of the C-VUE 55 Toric Multifocal to our product line expands the Company's portfolio of specialty products that serve the rapidly growing presbyopic baby boomer market."

     About Unilens Vision Inc. -- "The Eye Care Professional's Specialty Contact Lens Company"

     Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-VUE, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com .

     Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI".

     The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

     For more information, please contact: Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             01/18/2005
    /CONTACT: Michael Pecora, CFO of Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com /
    (UVICF UVI UVI.V)